Exhibit 21.1

Ultra Clean Holdings, Inc.

List of Subsidiaries

1.	Ultra Clean Technology Systems and Service, Inc. (a California corporation)

2.	Ultra Clean International Holding Company (a Cayman Islands corporation)

3.	Ultra Clean Technology (Shanghai) Co., LTD (a Chinese corporation)

4.	Ultra Clean Micro-Electronics Equipment (Shanghai) Co., Ltd. (a Chinese corporation)

5.	UCT Sieger Engineering LLC (a Delaware corporation)

6.	Far East International Holding Ltd (a Hong Kong corporation)

7.	Ultra Clean Asia Pacific, Pte Ltd (a Singapore corporation)

8.	American Integration Technologies, LLC (a Delaware limited liability company)

9.	Integrated Flow Systems LLC (a California limited liability company)

10.	AIT Holding Company LLC (a Delaware limited liability company)